UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commercial Vehicle Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-34365	41-1990662
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7800 Walton Parkway, New Albany, OH 43054

(Address of principle executive offices) (Zip code)

C. Timothy Trenary, Chief Financial Officer, 614-289-0418

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01	– Conflicts Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Commercial Vehicle Group, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at www.cvgrp.com investor page, as well as the SEC’s EDGAR database at “www.sec.gov.”

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report of Commercial Vehicle Group, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL VEHICLE GROUP, INC.

June 1, 2015	By:	/s/ C. Timothy Trenary
	Name:	C. Timothy Trenary
	Title:	Chief Financial Officer